INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 7, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) on behalf of the AXS Esoterica NextG Economy ETF

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 21, 2022, regarding Post-Effective Amendment No. 363 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) relating to the AXS Esoterica NextG Economy ETF (the “Fund”), a newly-created series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment (the “Amendment”) filing that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

SUMMARY SECTION

Principal Investment Strategies

1.	The staff notes that the Fund’s “Principal Investment Strategies” section indicates that the Fund may engage in frequent transactions that may result in the Fund having a higher portfolio turnover rate. Please consider adding disclosure regarding the risks associated with the Fund’s frequent transactions.

Response: The Registrant has added the following disclosure to the Fund’s principal risks:

Portfolio Turnover Risk. Active and frequent trading of the Fund’s securities may lead to higher transaction costs and may result in a greater number of taxable transactions, which could negatively affect the Fund’s performance. A high rate of portfolio turnover is 100% or more.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

2.	Under “Investment Restrictions, ” number 7 indicates that the Fund may not “[w]ith respect to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (with the exception that this restriction does not apply to the Fund’s investments in the securities of the U.S. government, or its agencies or instrumentalities, or other investment companies). The Fund’s Prospectus indicates that the Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended; therefore, please remove this investment restriction from the SAI.

Response: The Registrant has removed investment restriction number 7 from the Fund’s SAI.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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